SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

  INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 1)
             --------------------------------------

                          XIRCOM, INC.
             --------------------------------------
                        (Name of Issuer)

                 Common Stock (Par Value $.001)
             --------------------------------------
                 (Title of Class of Securities)

                           983922 10 5
             --------------------------------------
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
             --------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 17, 1999
             --------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       Page 1 of 17 Pages
                 The Exhibit Index is on Page 14

CUSIP No. 983922 10 5      Schedule 13D              Page 2 of 17


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation

     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A      (a) [   ]
     GROUP                                              (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               Working
                                                   Capital

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             2,516,405
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        2,516,405
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH 2,516,405
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          10.5%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

CUSIP No. 983922 10 5      Schedule 13D              Page 3 of 17


Item 2.   Identity and Background

          (a)    Name of Person       Intel Corporation
                 Filing:

                                      The executive officers and
                                      directors of Intel
                                      Corporation are set forth
                                      on Appendix A hereto.

          (b)    State of             Delaware
                 Incorporation:

          (c)    Principal Business:  Manufacturer of
                                      microcomputer components,
                                      modules and systems

          (c)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          On February 28, 1997 the Reporting Person paid $52,278,313.88 to acquire 2,516,405 shares of Common Stock, $0.001 par value, of the Issuer (the "Common Stock"). In addition, the Reporting Person acquired a warrant (the "Warrant") to purchase up to 1,509,903 shares of Common Stock. Funds for the purchase of the securities were derived from the Reporting Person's working capital.

CUSIP No. 983922 10 5      Schedule 13D              Page 4 of 17

          On February 17, 1999, pursuant to the terms of the Warrant, the Reporting Person "net exercised" the Warrant. Under the net exercise, the Issuer retained 995,589 of the shares of Common Stock that the Reporting Person had the right to acquire under the Warrant in payment of the aggregate Warrant exercise price of $40,782,480 ($27.01 per share). The
          Reporting Person acquired 514,314 shares of Common Stock as a result of the net exercise of the Warrant. See Item 5(c) below for further details regarding the net exercise.

Item 4.   Purpose of the Transaction

          The Reporting Person acquired the Common Stock and the Warrant as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer and Reporting Person will work together to further advance mobile connectivity solutions for high performance business computing. As more fully described in Item 3 above and Item 5(c) below, on February 17, 1999, the Reporting Person net exercised the Warrant, and then immediately sold the 514,314 shares thereby acquired back to the Issuer to realize a gain on its investment.

          The Reporting Person presently holds its shares of Common Stock of the Issuer as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the shares as an investment.

Item 5.   Interests in Securities of the Issuer.

          (a)    Number of Shares Beneficially 2,516,405 shares
                 Owned:

                 Number of Shares Beneficially 2,516,405 shares
                 Owned:

                 Percent of Class:             10.5% (based upon
                                               23,930,115 shares
                                               of common stock
                                               outstanding as
                                               reported on the
                                               Company's most
                                               recent 10Q).

          (b)    Sole Power to Vote, Direct
                 the Vote of, or Dispose of    2,516,405 shares
                 Shares:

CUSIP No. 983922 10 5      Schedule 13D              Page 5 of 17

                 Shared Power to Vote, Direct
                 the Vote of, or Dispose of
                 Shares:                       None

          (c)    Recent Transactions:

                 On February 17, 1999 the Reporting Person elected to net exercise the Warrant, surrendering 995,589 shares of Common Stock valued at $40.96 per share (the average closing price as quoted by Reuters for the ten (10) trading days immediately preceding the transaction) in payment of the exercise price of the Warrant, and acquiring 514,314 shares of Common Stock. The Issuer then immediately repurchased the 514,314 shares from the Reporting Person at a price of $38.45 per share (the average closing price as quoted by Reuters for the five (5) trading days immediately preceding the transaction, less a discount of $0.50 per share). The Issuer will pay the purchase price for these shares to the Reporting Person on February 23, 1999.

          (d)    Rights with Respect to Dividends or Sales N/A
                 Proceeds:

          (e)    Date of Cessation of Five Percent
                 Beneficial Ownership:                     N/A

Item 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  With  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Investor Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer, (c) maintaining its ownership percentage in the Issuer,
          (d) receiving various public filings directly from the Issuer on a periodic basis, and (e) the opportunity to acquire the Issuer or certain assets of the Issuer if the Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Purchase Agreement also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement, attached as an Exhibit hereto, for a further description of these provisions.

CUSIP No. 983922 10 5      Schedule 13D              Page 6 of 17

          Pursuant to a Letter Agreement dated February 17, 1999, attached as an Exhibit hereto, the definition of "Market Price" as set forth in the Warrant (used to determine the number of shares surrendered in payment of the exercise price of the Warrant upon a net exercise) was modified to mean, as to a share of Common Stock, the average closing price as quoted by Reuters for the ten (10) trading days immediately preceding February 17, 1999. The Letter Agreement further set out the terms upon which the Company would repurchase the remaining shares resulting from the net exercise of the Warrant (as fully described in
          Item 5(c) above).

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1*   Xircom,  Inc.  Common Stock  and  Warrant
                       Purchase Agreement, of January  13, 1997,
                       between    Xircom,   Inc.    and    Intel
                       Corporation.

          Exhibit 2*   Warrant  to  Purchase  Shares  of  Common
                       Stock of Xircom, Inc., dated February 28,
                       1997.

          Exhibit 3*   Investor Rights Agreement, dated February
                       28,  1997, between Xircom, Inc. and Intel
                       Corporation.

          Exhibit 4*   Press  Release  of  Xircom,  Inc.,  dated
                       January 16, 1997.

          Exhibit 5*   Press  Release  of  Xircom,  Inc.,  dated
                       March 3, 1997.

          Exhibit 6    Letter  Agreement,  dated  February   17,
                       1999,  between  Xircom,  Inc.  and  Intel
                       Corporation.
          Exhibit 7    Press   Release  of  Xircom,  Inc.  dated
                       February 18, 1999


------------
*Previously Filed

CUSIP No. 983922 10 5      Schedule 13D              Page 7 of 17

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 19, 1999   INTEL CORPORATION

                                By:   /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice   President,   General
                                      Counsel and Secretary

CUSIP No. 983922 10 5      Schedule 13D              Page 8 of 17

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:                  Craig R. Barrett

Business Address:      2200 Mission College Boulevard, Santa
                       Clara, CA 95052

Principal Occupation:  President and Chief Executive Officer

Name, principal        Intel Corporation, a manufacturer of
business and address   microcomputer components, modules and
of corporation or      systems.
other organization in  2200 Mission College Boulevard
which employment is    Santa Clara, CA 95052
conducted:


Name:                  John Browne

Business Address:      BP Amoco p.l.c., Britannic House, 1
                       Finsbury Circus, London EC2M 7BA

Principal Occupation:  Group Chief Executive

Name, principal        BP Amoco p.l.c., an integrated oil
business and address   company.
of corporation or      Britannic House, 1 Finsbury Circus
other organization in  London EC2M 7BA
which employment is
conducted:

Citizenship:           British

CUSIP No. 983922 10 5      Schedule 13D              Page 9 of 17

Name:                  Winston H. Chen

Business Address:      Paramitas Foundation, 3945 Freedom
                       Circle, Suite 760, Santa Clara, CA 95054

Principal Occupation:  Chairman

Name, principal        Paramitas Foundation, a charitable
business and address   foundation.
of corporation or      3945 Freedom Circle, Suite 760
other organization in Santa Clara, CA 95054 which employment is conducted:

                       As of January 15, 1999, Mr. Chen owned a total of 9,000 shares of Xircom, Inc. Common Stock, which he acquired more than 60 days prior to the date of this filing. The source of the funds used to purchase the shares was from his personal assets. On January 15, 1999, Mr. Chen sold 3,000 shares at $39.78 per share; on January 22, 1999, he sold 3,000 shares at $41.32 per share; and on February 2, 1999, he
                       sold 3,000 shares at $44.87 per share.
                       The shares were all sold in open market
                       transactions.  As of February 19, 1999,
                       Mr. Chen holds a total of 1,000 shares
                       (comprising less than 1% of the
                       outstanding shares), which he acquired in an open market transaction on October 19, 1998 at a purchase price of $20.88 per share, and as to which he has sole power to vote or direct the vote and dispose or direct the disposition. The shares were purchased and sold for investment purposes.


Name:                  Andrew S. Grove

Business Address:      2200 Mission College Boulevard, Santa
                       Clara, CA 95052

Principal Occupation:  Chairman of the Board of Directors

Name, principal        Intel Corporation, a manufacturer of
business and address   microcomputer components, modules and
of corporation or      systems.
other organization in  2200 Mission College Boulevard
which employment is    Santa Clara, CA 95052
conducted:

CUSIP No. 983922 10 5      Schedule 13D             Page 10 of 17

Name:                  D. James Guzy

Business Address:      1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:  Chairman

Name, principal        The Arbor Company, a limited partnership
business and address   engaged in the electronics and computer
of corporation or      industry.
other organization in  1340 Arbor Road
which employment is    Menlo Park, CA 94025
conducted:


Name:                  Gordon E. Moore

Business Address:      2200 Mission College Boulevard, Santa
                       Clara, CA 95052

Principal Occupation:  Chairman Emeritus of the Board of
                       Directors

Name, principal        Intel Corporation, a manufacturer of
business and address   microcomputer components, modules and
of corporation or      systems.
other organization in  2200 Mission College Boulevard
which employment is    Santa Clara, CA 95052
conducted:


Name:                  David S. Pottruck

Business Address:      101 Montgomery Street, San Francisco, CA
                       94104

Principal Occupation:  President and Co-Chief Executive Officer

Name, principal        The Charles Schwab Corporation, an
business and address   investment company
of corporation or      101 Montgomery Street
other organization in San Francisco, CA 94104 which employment is conducted:

CUSIP No. 983922 10 5      Schedule 13D             Page 11 of 17

Name:                  Arthur Rock

Business Address:      One Maritime Plaza, Suite 1220, San
                       Francisco, CA 94111

Principal Occupation:  Venture Capitalist

Name, principal        Arthur Rock and Company, a venture
business and address   capital firm.
of corporation or      One Maritime Plaza, Suite 1220
other organization in San Francisco, CA 94111 which employment is conducted:


Name:                  Jane E. Shaw

Business Address:      1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:  Chairman and Chief Executive Officer

Name, principal        AeroGen, Inc., a private company
business and address   specializing in controlled delivery of
of corporation or      drugs to the lungs
other organization in  1310 Orleans Drive
which employment is    Sunnyvale, CA 94089
conducted:


Name:                  Leslie L. Vadasz

Business Address:      2200 Mission College Boulevard, Santa
                       Clara, CA 95052

Principal Occupation:  Senior Vice President, Director,
                       Corporate Business Development

Name, principal        Intel Corporation, a manufacturer of
business and address   microcomputer components, modules and
of corporation or      systems.
other organization in  2200 Mission College Boulevard
which employment is    Santa Clara, CA 95052
conducted:

CUSIP No. 983922 10 5      Schedule 13D             Page 12 of 17

Name:                  David B. Yoffie

Business Address:      Harvard Business School, Morgan Hall 247,
                       Soldiers Field Road, Boston, MA 92163

Principal Occupation:  Max and Doris Starr Professor of
                       International Business Administration

Name, principal        Harvard Business School, an educational
business and address   institution.
of corporation or      Harvard Business School
other organization in  Morgan Hall 247,Soldiers Field Road
which employment is    Boston, MA 92163
conducted:


Name:                  Charles E. Young

Business Address:      10920 Wilshire Boulevard, Los Angeles, CA
                       90024

Principal Occupation:  Chancellor Emeritus

Name, principal        University of California at Los Angeles,
business and address   an educational institution.
of corporation or      10920 Wilshire Boulevard
other organization in Los Angeles, CA 90024 which employment is conducted:

CUSIP No. 983922 10 5      Schedule 13D             Page 13 of 17


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens except as indicated below.

Name:          Paul S. Otellini
Title:         Executive  Vice President, General Manager,  Intel
               Architecture Business Group

Name:          Gerhard H. Parker
Title:         Executive  Vice  President, General  Manager,  New
               Business Group

Name:          Andy D. Bryant
Title:         Senior Vice President and Chief Financial Officer

Name:          Sean M. Maloney
Title:         Senior   Vice  President,  Director,   Sales   and
               Marketing Group
Citizenship:   British

Name:          Michael R. Splinter
Title:         Senior    Vice    President,   General    Manager,
               Technology and Manufacturing Group

Name:          Albert Y. C. Yu
Title:         Senior    Vice    President,   General    Manager,
               Microprocessor Products Group

Name:          F. Thomas Dunlap, Jr.
Title:         Vice President, General Counsel and Secretary

Name:          Arvind Sodhani
Title:         Vice President, Treasurer

CUSIP No. 983922 10 5      Schedule 13D             Page 14 of 17

                          EXHIBIT INDEX
                                                   Sequentially
Exhibit No.  Document                              Numbered Page
------------ ----------------------------------   --------------
Exhibit 1*   Xircom,   Inc.  Common   Stock   and
             Warrant  Purchase  Agreement,  dated       1.1
             January  13,  1997, between  Xircom,
             Inc. and Intel Corporation.

Exhibit 2*   Warrant   to  Purchase   Shares   of
             Common Stock of Xircom, Inc.,  dated       2.1
             February 28, 1997.

Exhibit 3*   Investor  Rights  Agreement,   dated
             February28,  1997,  between  Xircom,       3.1
             Inc. and Intel Corporation.

Exhibit 4*   Press   Release  of  Xircom,   Inc.,
             dated January 16, 1997.                    4.1

Exhibit 5*   Press   Release  of  Xircom,   Inc.,
             dated March 3, 1997.                       5.1

Exhibit 6    Letter   Agreement,  dated  February
             17,  1999, between Xircom, Inc.  and       6.1
             Intel Corporation.

Exhibit 7    Press   Release  of  Xircom,   Inc.,
             dated February 18, 1999                    7.1

____________________

*Previously filed.

CUSIP No. 983922 10 5      Schedule 13D             Page 15 of 17

Exhibit 6.1

February 17, 1999

Xircom, Inc.
2300 Corporate Center Drive
Thousand Oaks, California 91320
Attn:     Steven F. DeGennaro
          Vice President, Finance and Chief Financial Officer

RE:  Net Exercise Of Xircom Warrant

Ladies and Gentlemen:

Enclosed please find the Annex to Warrant (the "Annex") giving notice of our intention to exercise that certain Warrant to Purchase Shares of Common Stock (the "Warrant") dated February 28, 1997 pursuant to the Net Exercise Election provision of the Annex. The following sets out additional terms of our agreement:

1. The definition of the term "Market Price" set forth in the Warrant shall be modified to mean, as to a share of Common Stock, the average closing price as quoted by Reuters for the ten (10) trading days immediately preceding February 17, 1999, which is the date of our net exercise election made pursuant to Section
1.3 of the Warrant.

2. Xircom, Inc. (the "Company") agrees to repurchase all shares of Common Stock purchased under the Warrant as a result of the net exercise at the average closing price as quoted by Reuters for the five (5) trading days immediately preceding February 17, 1999, less a discount of $0.50 per share. The Company will pay the purchase price for these shares on February 23, 1999 by wire transfer per our separate instructions.

Except as expressly modified herein, any terms of the Warrant which by their terms survive its exercise shall continue in full force and effect.

If you are in agreement with the terms set out above, please acknowledge the same by countersigning the letter in the space provided below and faxing this letter to the attention of Michelle Oates at (408) 765-7636.

Sincerely,

Intel Corporation

By: /s/ ARVIND SODHANI
Name:  Arvind Sodhani
Title:  Vice President and Treasurer

Accepted:
Xircom, Inc.

By: /s/ STEVEN F. DEGENNARO
Name: Steven F. DeGennaro
Title: Vice President, Finance and Chief Financial Officer

CUSIP No. 983922 10 5      Schedule 13D             Page 16 of 17

Exhibit 7.1

Thursday February 18, 9:00 am Eastern Time
Company Press Release
Xircom Repurchases 514,314 Shares From Intel Warrant Exercise Intel Maintains Original 2.5 Million Share Investment in Xircom THOUSAND OAKS, Calif.--(BUSINESS WIRE)--Feb. 18, 1999--Xircom Inc. (Nasdaq: XIRC - news) Thursday announced that Intel Corp. exercised its warrant to purchase additional shares of Xircom common stock under a February 1997 agreement that was part of Intel's initial investment in Xircom.

Under  the  terms  of  the warrant agreement,  Intel  elected  to
receive  514,314  shares  at  no  additional  cost  in  lieu   of
purchasing 1,509,903 shares at an exercise price of $27.01.

Concurrent with the exercise of the Intel warrant, Xircom repurchased all 514,314 shares of common stock issued to Intel for a total price of $19.8 million, or $38.45 per share. Independent of the warrant exercise, Intel holds approximately
2.5 million shares of Xircom common stock acquired as part of its original investment in February 1997.

"The relationship has been very successful to date in terms of technology transfer, joint development and joint sales and marketing," said Mark Christensen, vice president and general manager of the Network Communications Group at Intel. "We look forward to continuing to maximize our technology and OEM relationship with Xircom in the future."

"Our stated goal when we initiated the relationship with Intel was to create a business relationship which benefited both parties," said Dirk Gates, chairman, president and CEO of Xircom. "We have achieved this goal and continue to expand our relationship. We are pleased to see that Intel is in a position to share in the financial upside that our success has created."

Xircom  - A Decade of Focus, Innovation and Leadership in  Mobile
Communications

Xircom, founded in 1988, is the world's leading manufacturer and OEM supplier of mobile communications solutions, including Integrated PC Card and PC Card products, which connect portable computer users to corporate networks, the Internet and other online resources. The company's products are sold and supported in more than 100 countries through a global network of distributors, integrators and resellers.
Xircom, with headquarters in Thousand Oaks and regional headquarter offices in Antwerp, Belgium; Tokyo; and Singapore, has 1,100 employees worldwide and trailing four-quarter revenue of $320 million. More information about Xircom and Xircom products may be found at www.xircom.com.

U.S.  Sales: 800/438-4526, Telephone: 805/376-9300, Fax: 805/376-
9311.

This news release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially and include, but are not limited to, future technology and OEM developments. Other additional risks are described in the company's SEC reports on Form 10-K for the fiscal year ended Sept. 30, 1998, as well as the report on Form 10-Q for the quarter ended Dec. 31, 1998. Investor information may be found on Xircom's Web site at www.xircom.com or on the SEC's EDGAR electronic filing database.

Note  to Editors: Xircom is a registered trademark of Xircom Inc.
Other  company or product names have been used for identification
purposes   only  and  may  be  trademarks  of  their   respective
companies.

CUSIP No. 983922 10 5      Schedule 13D             Page 17 of 17

Contact:
     Xircom Inc., Thousand Oaks
     Kristi Cushing, 805/376-9300
     kcushing@xircom.com
     http://www.xircom.com
or
     P/E
     Craig Rexroad, 310/275-8784
     Crexroad@pecomm.com